Filed by Pebblebrook Hotel Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: LaSalle Hotel Properties
Commission File No. 001-14045

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626
www.pebblebrookhotels.com
News Release

Pebblebrook Hotel Trust Releases Letters to LaSalle Hotel
Properties Proposing Merger

Bethesda, MD, March 28, 2018 - Pebblebrook Hotel Trust (NYSE: PEB) (“Pebblebrook“) today released two letters, dated March 6, 2018 and March 20, 2018, to LaSalle Hotel Properties (NYSE: LHO) (“LaSalle”) in which Pebblebrook proposed a share-for-share merger.
The proposal represented an implied merger price of $30.001 per LaSalle common share, representing a premium of 18.0% to LaSalle's trailing 10-day VWAP as of March 5, 2018, based on the proposed fixed exchange ratio of 0.8655 Pebblebrook common shares for each LaSalle common share. As of the close on March 27, 2018, the implied merger price was $29.952 per LaSalle common share, representing a premium of 17.4% to LaSalle’s trailing 10-day VWAP as of March 27, 2018. As was communicated orally to LaSalle following receipt of LaSalle’s letter response dated March 22, 2018, Pebblebrook is prepared to engage in discussions around price and mix of consideration as warranted by due diligence.
The combination of Pebblebrook and LaSalle would create an industry leader with a best-in-class portfolio of upscale and luxury independent and branded hotels and resorts in or near urban markets in the United States, generate strong cash flow, provide for a more stable dividend to shareholders and improve liquidity.
“Our shareholders and LaSalle’s shareholders have long encouraged us to explore a combination to create a stronger industry leader,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “This combination is obvious and has been so for several years. Our companies have complementary assets and similar strategies, and we strongly believe bringing our two companies together is in the best interests of our respective shareholders. We believe the shareholders of both of our companies should know about this proposal, and it is our hope that LaSalle will decide to engage with us to reach a mutually beneficial agreement.”
Raymond James and BofA Merrill Lynch are acting as financial advisors and Hunton & Williams LLP is acting as legal counsel to Pebblebrook in connection with the proposed transaction.
The full text of Pebblebrook’s letter to LaSalle dated March 6, 2018, as well as Pebblebrook’s follow-up correspondence dated March 20, 2018, and the text of LaSalle’s letter to Pebblebrook, dated March 22, 2018, follows.
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1Based on the proposed fixed exchange ratio and Pebblebrook’s trailing 10-day VWAP as of March 5, 2018
2Based on the proposed fixed exchange ratio and Pebblebrook’s trailing 10-day VWAP as of March 27, 2018

Letter from Pebblebrook to LaSalle dated March 6, 2018
March 6, 2018
Mr. Stuart Scott
Chairman of the Board of Trustees
Mr. Michael Barnello
President, Chief Executive Officer and Trustee
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, MD 20814
Dear Stuart and Mike,
I have been authorized by Pebblebrook Hotel Trust’s (“Pebblebrook”) board of trustees to submit to you this offer for a merger transaction between Pebblebrook and LaSalle Hotel Properties (“LaSalle”). My management team and I, as well as the trustees of Pebblebrook, have believed for several years that there would be tremendous benefits from merging our two companies, both of which have many similarities, including quality, geography and markets, operators, brands and overall approach to asset management. An all-equity strategic combination of our two companies would create the clear industry leader of high-quality independent and branded hotels that would greatly benefit the shareholders of both companies. To demonstrate our conviction to this transaction, we have accumulated a 4.8% position in LaSalle’s common shares through open-market purchases1.
We believe that the combined company would:

•	Become the clear leader in the lodging REIT sector and the second-largest lodging REIT as measured by equity market capitalization;

•	Own the premier, best-in-class portfolio comprised of 69 primarily upper-upscale and luxury independent and branded hotels and resorts located in or near key urban markets in the United States;

•	Own a portfolio of hotels and resorts well-diversified by brand and management company, including a significant number of unique market-leading independent and branded hotels;

•	Have increased influence and negotiating strength with management companies and brands;

•	Benefit from similar portfolio strategies that should allow for a smooth operational transition and the ability to create material cost synergies to benefit shareholders;

•	Benefit from increased balance sheet flexibility, increasing capacity for the acquisition or disposition of properties or other value-enhancing strategies such as share repurchases;

•
Generate strong cash flow, providing for a more stable dividend to shareholders that would represent a significant premium to the anticipated LaSalle dividend based on the potential 50% reduction discussed on LaSalle’s recent year-end earnings call;

•	Provide improved liquidity for shareholders as a result of the larger shareholder base and increased equity market capitalization;

•	Provide lower costs for debt and preferred equity, and provide a clear path to public investment-grade debt opportunities;

•	Benefit from the continuity provided by certain LaSalle trustees joining the combined company’s board of trustees; and

•
Benefit from the well-regarded executive management team of Pebblebrook, which would lead the combined company and has demonstrated a track record of creating value, evidenced by the 45% outperformance of Pebblebrook’s share price (+69%) relative to LaSalle’s (+24%) since Pebblebrook’s IPO.

A summary of certain material indicative terms and conditions is as follows:

1.
Transaction Structure: The combination will be structured as a tax-free, 100% equity exchange. Pebblebrook will issue new shares to LaSalle’s shareholders and remain as the surviving ultimate parent entity. This structure allows LaSalle’s shareholders to participate as equity holders in the benefits and upside of the combined entity.

2.
Price and Form of Consideration: An implied merger price of $30.00 per share[3] for 100% of LaSalle’s outstanding common shares, paid in Pebblebrook’s common shares utilizing a fixed exchange ratio. This represents a premium for LaSalle of 17.5% to its current share price, 18.0% to its 10-Day VWAP, and 7.6% to Analyst Consensus NAV.4 These premiums are in the top quartile of premiums paid in public REIT mergers over the last 10 years.5 We believe that you and your fellow trustees and shareholders should conclude that our proposal represents greater value than LaSalle could otherwise expect to achieve in the foreseeable future on a standalone basis.

3.
Financing Sources: Pebblebrook expects to issue its common shares for the common equity consideration of the transaction and assume LaSalle’s existing preferred shares, term loans and first mortgage loans or establish new loans to refinance such indebtedness and will require no financial contingencies.

4.
Timing: Pebblebrook anticipates that it could complete its due diligence and negotiate and execute definitive documentation for the transaction within 30 days with your cooperation. We have the necessary senior personnel, advisors and resources to complete the diligence review and documentation in this timeframe. Pebblebrook further anticipates that the transaction could be consummated as soon as practicable following the receipt of shareholder approval from both Pebblebrook and LaSalle, and regulatory and other approvals.

5.
Due Diligence: Over the last several months, we have reviewed significant amounts of publicly available information regarding LaSalle. Consequently, we anticipate being able to conduct our necessary confirmatory due diligence regarding key financial, operational, environmental, regulatory, legal and tax aspects of LaSalle within the relatively short time period set forth in paragraph 4 above.

6.
Approvals and Conditions: Although a combination as contemplated in this letter will be subject to the approval of both Pebblebrook’s and LaSalle’s shareholders, we are confident that the terms set forth herein would be supported by both sets of shareholders particularly given the significant shareholder overlap between the two companies. Our top 100 shareholders (owning 97% of our common shares) also own 66% of LaSalle’s common shares.[6]

7.
Exclusivity: Pebblebrook and LaSalle will enter into a customary exclusivity agreement providing that neither party nor their respective advisors will solicit or encourage other non-parties to submit an offer for another transaction for an agreed number of days from the date of such exclusivity agreement.

8.	Financial and Legal Advisor Contacts: Pebblebrook intends to engage Raymond James & Associates, Inc. to serve as its financial advisor and Hunton & Williams LLP to serve as its legal counsel.

We believe that this proposal represents full and fair value to LaSalle’s shareholders and a combination has compelling strategic, operational and financial merit that will maximize long-term value for shareholders of both companies and sincerely hope that both you and the other trustees will support this offer.
Pebblebrook is prepared to commence good-faith discussions immediately with the objective of entering into a definitive agreement and seeking shareholder approval as quickly as possible. We would appreciate a response by March 16, 2018 or at your earlier convenience.
Sincerely yours,
Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

1 Based on 113.2 million reported shares outstanding on February 13, 2018
2 Source: SNL Data Source, based on closing prices as of December 8, 2009 and March 5, 2018
3 Based on a fixed exchange ratio of 0.8655 and Pebblebrook’s 10-Day VWAP of $34.6613 as of March 5, 2018
4 Source: Bloomberg and SNL Data Source, as of March 5, 2018
5 Based on mergers between publicly traded REITs that have closed since January 1, 2008; excludes mortgage REITs
6 Source: Capital IQ, as of March 2, 2018 and based on December 31, 2017 filings

Letter from Pebblebrook to LaSalle dated March 20, 2018
March 20, 2018
Mr. Stuart Scott
Chairman of the Board of Trustees
Mr. Michael Barnello
President, Chief Executive Officer and Trustee
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, MD 20814
Dear Stuart and Mike,
I am writing in follow-up to our letter addressed to you both dated March 6, 2018, in which we proposed a merger of our two companies. We have not yet received a response from you on our proposal and the offer detailed in that letter, which remain outstanding, other than a brief, introductory courtesy call from your financial advisors to our financial advisor acknowledging receipt. As outlined in our prior letter, the combination of our two companies would create a number of compelling financial, strategic and operational advantages for LaSalle's shareholders that far outweigh the opportunities your company and shareholders would have going forward on a standalone basis. Furthermore, a merger offers LaSalle's shareholders both a significant immediate premium to the company's current share price and analysts' consensus NAV and the opportunity to move forward as shareholders in a dynamic combined company with an industry-leading portfolio and balance sheet overseen by a board of trustees drawn from both companies.
Given the similarities of our two companies' strategies, we have significant and specific knowledge of the properties in your portfolio and the operational tactics required to maximize cash flow and asset value. Moreover, our management team has a long track record of success and has consistently demonstrated the ability to create long-term shareholder value through multiple market cycles via active asset management, accretive growth, prudent capital allocation, conservative balance sheet management and strong, long-standing relationships with the investment community.
We recognize that aspects of our proposal relating to management of the combined company create conflicts in your review process, but we are confident that upon a thorough and independent review, you will conclude that a merger will significantly increase long-term value for LaSalle's shareholders, as we believe it will for Pebblebrook's shareholders. Importantly, we believe that the merger will be enthusiastically received by the investment community once they are aware of our proposal. We remain committed to working with you to negotiate and complete a transaction on an exclusive, confidential and expedited basis. Our commitment is evidenced by our continued ownership of approximately 4.8% of LaSalle's common shares.
Time is of the essence. We are available to meet with you at any time to discuss the proposed transaction and encourage you to engage with us as soon as possible so that we may share with you in more detail our vision for the combined company and the powerful financial benefits for your shareholders.
We look forward to hearing from you.
Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

Letter from LaSalle to Pebblebrook dated March 22, 2018
March 22, 2018
Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust
7315 Wisconsin Avenue
Suite 1100 West
Bethesda, MD 20814
Jon:
We are writing you on behalf of the Board of Trustees of LaSalle Hotel Properties (the "Board") in response to the unsolicited proposal set forth in your letter dated March 6, 2018 and your subsequent letter dated March 20, 2018. The Board takes its fiduciary duties to its shareholders very seriously. The Board, in consultation with its financial and legal advisors, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, and Goodwin Procter LLP, has thoroughly analyzed your proposal.
After careful consideration, the full Board has unanimously determined that your proposal is insufficient from both a price and mix of consideration perspective and is therefore not in the best interests of LaSalle Hotel Properties shareholders.
Accordingly, the Board has unanimously rejected your proposal.
Sincerely,
Mr. Stuart Scott
Chairman of the Board of Trustees
Mr. Michael Barnello
President, Chief Executive Officer and Trustee

About Pebblebrook Hotel Trust
Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,972 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender offer statements or other documents with the United States Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any definitive proxy statement or prospectus (if and when available) will be mailed to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.
Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 28, 2017. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Forward-Looking Statements
This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC.  All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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Contacts:

Jon E. Bortz, Chairman and Chief Executive Officer, Pebblebrook Hotel Trust - (240) 507-1300
Liz Zale, Pam Greene or Stephen Pettibone, Sard Verbinnen & Co - (212) 687-8080

For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels,com